SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, May 09, 2017 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter ended March 31, 2017.

GAFISA REPORTS RESULTS FOR
1Q17

MANAGEMENT COMMENTS AND HIGHLIGHTS

The first quarter of 2017 concludes the separation of the Gafisa and Tenda business units and marks a new cycle of growth for Gafisa as a streamlined, premier homebuilder. The Company is focused on growth opportunities and its operations remain underpinned by a solid business platform.

2017 market conditions remain impacted by the economic recession in Brazil. The combination of political uncertainty since 2015 and an economic slowdown continue to significantly impact the Brazilian real estate market.

Accordingly, in the first quarter we took a conservative approach to development and focused our efforts on inventory reduction. Despite having projects approved and awaiting launch, we decided not to initiate new real estate developments given the macroeconomic environment.

In spite of an unstable political and economic scenario, in 1Q17 the Company achieved improved operational performance versus the same period last year. In addition to higher year-over-year sales, with net sales increasing 75.6% to R$117.4 million, a subsequent quarterly highlight was the reduction in the volume of dissolutions by nearly 30.6%. Combined, these results drove an 80% year-over-year increase in net sales to R$117.4 million.

In keeping with improved operational performance compared to 2016, the volume of dissolutions decreased year-over-year to R$118.2 million in 1Q17 versus R$170.3 million in 1Q16. Dissolutions totaled R$100.0 million in 4Q16. While the level of dissolutions improved in recent quarters, they continue to be impacted by current market conditions and the solid volume of projects delivered during the past 21 months.

Improvement in the level of dissolutions remains slow, limited by the broader environment of economic recession in Brazil. In 1Q17, three projects were delivered comprising 610 units, or

R$265.1 million in PSV.

Following the solid performance of projects launched at the end of 2016, Gafisa commenced 2017 focused on the sale of remaining units. As a result, 68.9% of 1Q17 gross sales comprised products launched prior to 2015. Due to the higher volume of dissolutions relating to legacy projects, net sales remain concentrated in more recent projects, thus impacting the segment’s revenue. Accordingly in 1Q17, and given the absence of new projects, Gafisa’s SoS reached 6.7%.

The Company’s SoS continue to improve over the past year, and were 34.5% higher year-on-year in 1Q17, underscoring the turnaround in Gafisa’s operations and the expectation of improved financial results in the medium term.

Cash management has remained a key area of focus in recent quarters. In 1Q17, the volume of transfers reached R$101.8 million, despite the low volume of deliveries, reflecting appropriate controls and operating efficiencies at Gafisa. Even with current credit restrictions, Gafisa has maintained an efficient transfer process, contributing to 1Q17 cash generation.

Given this transfer performance and conservative cash management strategy, operating cash generation totaled R$95.5 million, contributing to solid cash generation in the first quarter of 2017.

                Despite initial signs of stability in the market and the Company’s improved operating performance in the period, it will take time for better operating performance to be reflected in financial results, which remain pressured by inventory sales, the overall level of dissolutions and the impact of the economic recession on product pricing. The expectation of improved political and economic conditions over the coming quarters, combined with an anticipated upturn in the middle and upper income segments, should allow for a gradual recovery in the Company’s financial results, particularly in the second half of 2017.

In view of these factors, we plan to maintain a conservative approach in 2017, keeping our focus on inventory reduction and seeking to balance the placement of new products in the market, prioritizing those with higher liquidity to achieve an appropriate level of sales and profitability.

                Given the volume of dissolutions related to legacy projects, net sales remained concentrated in more recent projects. In addition, slower building progress impacted the segment’s revenues. Net sales decreased 48% to R$136.5 million in 1Q17 from 4Q16 and were down 20% year-over-year.

 Gafisa remains focused on the optimization of its cost and expense structure. Accordingly, selling, general and administrative expenses decreased 29.4% compared to 4Q16. The Company is committed to keeping its expense structure in line with the current market scenario, and is confident the recent redesign of its operating structure will accommodate a new cycle of market growth with greater efficiency and speed.

As a result of the factors mentioned above, Gafisa is reporting a net loss of R$126.1 million, versus a net loss of R$64.1 million in 1Q16, excluding Alphaville equity income and the impact of Tenda transaction.

In 1Q17, given the deconsolidation of Tenda, Gafisa’s Shareholders’ Equity was impacted on a non-cash basis, and the Net Debt/Shareholders’ Equity ratio reached 86.6%. It is worth mentioning that with the conclusion of Tenda’s operations, Gafisa received approximately R$219.5 million in new funds in the beginning of May, enabling the Company to reduce leverage and providing a greater liquidity cushion. In addition, the Company will receive an additional R$100.0 million to be included in cash until the end of 2019.

Conservative cash management is a key area of management focus, and given good operating cash generation in the period, net cash generation was positive at R$33.2 million in 1Q17. Management expects cash generation to continue to improve in 2017 amid a gradual improvement in operating performance and capital discipline.

The conclusion of Gafisa’s strategic repositioning reflects the completion of the final measures to separate the Tenda and Gafisa business units, resulting in a homebuilder with a more balanced and streamlined operating structure that will leverage its brand strength and reputation in the middle and upper income segments in São Paulo and Rio de Janeiro.

Based on a streamlined business model, solid operating platform and strong brand recognition, Gafisa is well positioned to capture an upswing in economic growth and conditions in the Brazilian real estate market. The environment still poses challenges, but we are confident that our strategic positioning and the experience of our team will strongly position us to capitalize on new business opportunities in the future.

                We maintain a cautious approach in 2017. While we seek to balance the placement of new products in the market and remain focused on inventory sales, Gafisa is also prepared to capitalize on an improvement in industry market conditions and a recovery in economic activity.

The Management

STANDARDIZED QUARTERLY FINANCIAL RESULTS FOR 1Q17

In accordance with the Material Fact issued December 14, 2016, informing on the signing of an agreement to sell up to 30% of shares issued by Tenda, and in line with CPC 31 - Non-Current Asset Held for Sale and Income from Discontinued Operation - the financial information presented in this report reflects the recording of Tenda as a discontinued operation. In the case of the Income Statement, the results for the quarter ended March 31, 2016 were also restated for comparability purposes and the result is presented in a single line  (Discontinued Operation Result). With respect to the balance sheet, the information related to Tenda is presented in single lines, both under assets and liabilities.

FINANCIAL RESULTS

▪  Operating cash generation totaled R$95.5 million in 1Q17, with net cash generation in the quarter of R$33.2 million.

▪  Gafisa’s 1Q17 net revenue recognized by the “PoC” method was R$136.5 million, a decrease of 20.1% year-on-year and of 48.2% from the previous quarter.

▪  Adjusted gross profit for 1Q17 was R$20.8 million compared to a gross profit of R$54.7 million in 4Q16 and R$36.0 million recorded in the past year. Based on the same criteria, adjusted gross margin reached 15.2%, compared to a negative margin in 4Q16 and 21.0% in 1Q16.

▪  Adjusted EBITDA was negative R$47.3 million in 1Q17, up from negative R$160.2 million in 4Q16 and down from a positive result of R$12.2 million in 1Q16.

▪  Net income, excluding Alphaville equity income and the effects of Tenda’s transaction, was negative R$126.1 million in 1Q17 compared to a net loss of R$134.1 million in 4Q16 and a net loss of R$64.1 million in 1Q16.

OPERATIONAL RESULTS

▪  Consolidated sales over supply (SoS) reached 6.7% in 1Q17 compared to 16.8% in 4Q16 and 3.3% in 1Q16. On a trailing 12-month basis, Gafisa’s SoS was 34.5%.

▪  Consolidated inventory at market value decreased 7.1% q-o-q to R$1.6 billion.

▪  Net pre-sales totaled R$117.4 million in 1Q17, an increase of 75.6% from the R$66.8 million recorded in 1Q17.

▪  Throughout the first quarter, the Company delivered 3 projects/phases, totaling 610 units, accounting for R$265.1 million in PSV.

RECENT EVENTS

CONCLUSION OF THE SEPARATION OF THE GAFISA AND TENDA UNITS

The Company started working on the separation of the Gafisa and Tenda business units in 2014. In 4Q16, Gafisa initiated Tenda’s secondary tender offer, which did not materialize due to the turbulent market environment, and instead culminated in the sale of up to 30% of Tenda’s shares to the private equity firm Jaguar Growth Asset Management, LLC, at the price of R$8.13 per share. As part of this agreement, Gafisa’s shareholders, through the exercise of their preemptive rights to acquire Tenda’s shares at the same price per share determined in the transaction (R$8.13), had the opportunity in March to acquire up to 50% of Tenda’s shares held thereby, including an additional 20% related to Jaguar's offer.

As part of the agreement with Jaguar, Gafisa, as Tenda’s shareholder, approved on December 14, 2016 a capital reduction of R$100.0 million, without cancelling the shares and refunding the total amount to Gafisa, payable until December 31, 2018 and the remaining balance until December 31, 2019, with possibility of anticipation due to the cash flow performance  . Thus, the potential cash receipt for Gafisa from the transaction is R$319.6 million.

PREEMPTIVE RIGHTS

Last March, Gafisa offered its shareholders the preemptive right, at the proportion of their respective equity interest, to acquire up to 50% of the capital stock of Tenda for R$8.13 per share. All those registered as the Company’s shareholders as of March 16, 2017 were eligible to the Preemptive Right (after-hours trading).

With the sale of all preemptive rights, Gafisa incorporated a total of R$219.6 million in new funding available to the Company. Tenda shares related to the subscription of the preemptive right were delivered to shareholders on May 04, 2017, the date when they started trading at B3

CAPITAL REDUCTION

At the Extraordinary Shareholders’ Meeting held on February 20, 2017, Gafisa’s shareholders approved Gafisa’s capital reduction, through which one Tenda common share was delivered to the Company’s shareholders for each Gafisa common share they held after the reverse split, excluding the treasury shares, which corresponded to 50% of Tenda's shares. It is worth mentioning that, pursuant to prevailing laws, the capital reduction observed the 60-day term for creditors’ disagreement, as of the date of the meeting. It is also worth noting that, pursuant to prevailing laws, after observing the 60-day term for creditors’ disagreement, the capital reduction was confirmed on April 24, and released via Notice to the Market. Thus, shareholders holding Gafisa shares in their custody on April 27, 2017 (after the close of the trading session), received the corresponding shares of Tenda, also on May 04, 2017.

OPERATING RESULTS

Launches and Pre-Sales

Gafisa commenced 2017 focused on the sale of inventory units. Accordingly, no new developments were started in the first quarter. Although several projects were approved and ready for launch, the Company chose to pursue a more conservative stance in view of current macroeconomic conditions and also due to the impact of seasonality in the period.

Table 1. Gafisa Launches and Sales (R$ thousand)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Launches	-	299,417	-	80,104	-
Net Pre-Sales	117,398	355,771	-67%	66,842	76%
Sales over Supply (SoS)	6.7%	16.8%	-1,010 bps	3.3%	340 bps

Net Pre-Sales

Gross sales in the 1Q17 totaled R$235.6 million, with dissolutions reaching R$118.2 million, resulting in R$117.4 million of net pre-sales, up 75.6% compared to the prior year period.

In 1Q17, the Company concentrated its efforts on the sale of existing units. As a result, approximately 54% of net sales in the period were related to projects launched prior to the end of 2014, resulting in an improvement in the segment's inventory profile. Dissolutions, in turn, were concentrated in projects launched prior to 2013, which had higher work evolution, and accordingly, a greater impact on revenue recognition and margin structure.

In the quarter, Gafisa’s SoS reached 6.7%, compared to 3.3% in the year-ago period and 16.8% in 4Q16. Of the 245 Gafisa segment units cancelled and returned to inventory during the quarter, 46.9%, or 115 units were resold during the same period.

Sales over Supply (SoS)

The Company’s SoS for the last twelve months reached 34.5% compared to 28.9% in 1Q16, as a result of the good sales performance in the second half of 2016. In the quarter, SoS doubled y-o-y, totaling 6.7% compared to 3.3% in 1Q16. SoS for the last 12 months continues to show consistent improvement, reaching 34.5% at the end of 1Q17, even without the benefit of launches in the quarter.

Dissolutions

The macroeconomic uncertainty and economic recession observed since 2015 have directly impacted consumer confidence and, accordingly, the level of dissolutions. Given this backdrop, the reduction in the level of dissolutions has been incremental. In addition, seasonality typical of the first quarter meant the volume of dissolutions in the 1Q17 reached R$118.2 million, the lowest level for a first quarter since 2014.

Total dissolutions in the quarter represent 245 Gafisa cancelled units, out of which 115 units, representing R$45.0 million (38%), were resold within the period.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive credit review at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment. For example, only 9.5% of those who asked for transfers in 1Q17 were rejected by the bank’s credit analysis (i.e. out of the 305 units asking for transfers, only 29 were not accepted).

Inventory (Property for Sale)

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to the end of 2015 represented 45.5% of net sales in the period.

The market value of inventory decreased by 7.1% q-o-q and 13.3% y-o-y to R$1.6 billion. The reduction reflects the sale of units in the period, and price adjustments on some projects in inventory, in keeping with current market conditions.

Table 2 – Inventory at Market Value (R$ 000)

	Inventories EoP 4Q16	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories EoP 1Q17	Q/Q(%)
São Paulo	1,368,639	-	98,550	(197,787)	4,316	1,273,718	-7.0%
Rio de Janeiro	344,603	-	16,112	(28,733)	(17,860)	314,122	-8.8%
Other Markets	46,919	-	3,551	(8,091)	6,049	48,428	3.2%
Total	1,760,161	-	118,213	(235,611)	(7,495)	1,635,268	-7.1%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period

In regards to Gafisa’s inventory, approximately 54% or R$880.7 billion is concentrated in projects to be delivered after 1Q18 and will not significantly increase the segment’s inventory of finished units in the short term. This component of inventory comprised R$588.4 million in 1Q17, or 36% of the total.

Commercial projects account for 57.9% of Gafisa’s total volume of finished projects. This reflects not only the high volume of commercial projects delivered during the last 24 months, but also low liquidity on these projects at present.

Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$46.9 million or 2.7% of total inventory, a decrease of 35.5% when compared to R$72.7 million in 1Q16. The Company estimates that through the beginning of 2018, it will have monetized a large portion of its inventory in non-core markets, based on the strong sales observed in these markets over the past few quarters.

Table 3 – Inventory at Market Value- Work Status - POC (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 4Q16
São Paulo	-	33,423	843,394	102,442	293,459	1,272,718
Rio de Janeiro	-	5,349	-	62,243	246,530	314,122
Other Markets	-	-	-	-	48,428	48,428
Total	-	38,772	843,394	164,685	588,417	1,635,268

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Inventory Delivery Schedule

Landbank

The Company’ landbank, with a PSV of R$4.8 billion, represents 38 potential projects/phases, and corresponds to nearly 10.9 thousand units. 62% of potential projects/phases are located in São Paulo and 38% are located in Rio de Janeiro. The largest portion of land acquired through swap agreements is located in Rio de Janeiro, bringing the total percentage of land acquired through swaps to 59%.

Table 4 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,019,766	48.8%	48.8%	0.0%	6,811	7,888
Rio de Janeiro	1,783,749	72.5%	72.5%	0.0%	2,535	3,021
Total	4,803,515	59.3%	59.3%	0.0%	9,346	10,909

1) The swap percentage is measured compared to historical cost of land acquisition.

2) Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 5 - Changes in the Landbank (3Q16 x 4Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,019,766	-	-	-	-	3,019,766
Rio de Janeiro	1,819,493	-	-	-	(35,744)	1,783,749
Total	4,839,259	-	-	-	(35,744)	4,803,515

In 1Q17, the Company did not acquire new landbank. The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to landbank in the period.

Gafisa Vendas

Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 59% of gross sales in 1Q17. Gafisa Vendas currently has a team of 435 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 1Q17, 3 projects totaling 610 units were delivered, accounting for R$265.1 million in PSV. Currently, Gafisa has 17 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$101.7 million in PSV in the first quarter.

Table 6 – Breakdown of Delivered Projects (R$000 and %)

	1T17	4T16	T/T (%)	1T16	A/A (%)
PSV Transferred ¹	101,744	136,608	-26%	110,023	-8%
Delivered Projects	3	3	-	2	50%
Delivered Units	610	416	47%	191	219%
Delivered PSV²	265,058	292,376	-9%	104,842	153%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

FINANCIAL RESULTS

Revenue

1Q17 net revenues totaled R$136.5 million, down 20.1% y-o-y and 48.2% q-o-q. 1Q17 revenues were impacted by the mix of net sales, with a higher concentration of sales from the most recent launches, and consequently lower revenue recognition, as well as a higher provision for dissolutions, reducing gross revenue by R$4.1 million.

In the quarter, 100% of revenues derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 7 – Revenue Recognition (R$ 000)

	1Q17				1Q16
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	21,280	18%	12,511	9%	8,187	12%	-	-
2015	33,268	28%	43,752	32%	48,099	72%	29,218	17%
2014	43,737	37%	58,999	43%	19,578	29%	70,682	41%
2013	14,002	12%	16,185	12%	27,252	41%	54,485	32%
≤ 2012	5,511	4%	5,092	4%	(36,274)	-54%	16,598	10%
Total	117,398	100%	136,538	100%	66,842	100%	170,982	100%
SP + RJ	112,858	96%	137,841	101%	59,240	89%	168,668	99%
Other Markets	4,540	4%	(1,302)	-1%	7,602	11%	2,314	1%

Gross Profit & Margin

Gafisa's adjusted gross income in 1Q17 was R$20.8 million, down from R$54.7 million in 4Q16 and from R$36.0 million in the previous year. In this first quarter, the main impacts on gross income were: (i) lower revenues due to the sales mix; (ii) volume of dissolutions, as a result of the economic environment; (iii) higher level of provision for dissolutions, with a net effect of R$4.1 million; and (iv) a still weak market environment, impacting pricing and sales volumes.

In addition to the factors mentioned before, gross margin in 1Q17 also reflects the accounting impact of increased financial costs in recently launched projects (2S16) which recorded good sales speed. In these projects, the suspensive clause - reflecting the accounting conventions which recognize financial costs in line with the percentage sold, and not in line with the work-in-progress evaluation according to the PoC method - was effective within the period.

Excluding these financial impacts, adjusted gross margin was 15.2% in the quarter, versus 20.7% in 4Q16 and 21.0% in the previous year.

Details of Gafisa's gross margin breakdown in 1Q17 are presented below.

Table 8 – Gross Margin (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Net Revenue	136,539	263,817	-48%	170,982	-20%
Gross Profit	(17,167)	(144,018)	-88%	3,456	-597%
Gross Margin	-12.6%	-54.6%	4,200 bps	2.0%	-1,460 bps
(-) Financial Costs	37,975	38,792	-2%	32,523	17%
Adjusted Gross Profit¹	20,808	(105,228)	-120%	35,979	-42%
Adjusted Gross Margin¹	15.2%	-39.9%	-5,510 bps	21.0%	-580 bps
(-) Inventory and Landbank Adjustments²	-	159,931	-	-	-
Recurring Adjusted Gross Profit¹ ²	20,808	54,703	-62%	35,979	-42%
Recurring Adjusted Gross Margin¹ ²	15.2%	20.7%	-550 bps	21.0%	-580 bps

1) Adjusted by capitalized interests.

2) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$46.4 million in 1Q17, down 29.4% q-o-q and up 6.1% q-o-q.

Selling expenses decreased 42.7% when compared to 4Q16 and increased 13.8% y-o-y, due to higher sales in the period and also current market conditions requiring higher sales and marketing investments to stimulate demand.

G&A expenses totaled R$27.4 million in the quarter, a 15.8% sequential reduction and stable compared to 1Q16.

It should be noted that over the last two quarters the Company has made an effort to adapt its personnel structure to the current market environment. Due to related severance costs, the full benefit of this adjustment will become apparent as of the second half of 2017.

The rightsizing of the SG&A structure reflects the Company's commitment to improved operational efficiency, allowing for an appropriate level of costs and expenses. The Company will continue to strive to maintain an efficient cost structure, and expects the recent redesign of its operational structure to better reflect the new cycle of market development.

Table 9 – SG&A Expenses (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Selling Expenses	(19,056)	(33,254)	-43%	(16,746)	14%
G&A Expenses	(27,369)	(32,515)	-16%	(27,002)	1%
Total SG&A Expenses	(46,425)	(65,769)	-29%	(43,748)	6%
Launches	-	299,417	-	80,104	-
Net Pre-sales	117,398	355,771	-67%	66,842	76%
Net Revenue	136,539	263,817	-48%	170,982	-20%

Other Operating Revenues/Expenses reached R$19.7 million in 1Q17, compared with R$30.9 million in the previous quarter. The strong volume of deliveries over the past four years, reflecting the delivery of delayed projects in non-core regions, led to an increase in the level of contingencies.

The Company continues to be proactive in mitigating risks associated with potential contingencies. As a result, the Gafisa segment continues to concentrate its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographic positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

The table below contains more details on the breakdown of this expense.

Table 10 – Other Operating Revenues/Expenses (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Litigation Expenses	(16,736)	(26,255)	-36%	(15,804)	6%
Other	(2,966)	(4,683)	-37%	1,228	-342%
Total	(19,702)	(30,938)	-36%	(14,576)	35%

Adjusted EBITDA

Adjusted EBITDA was negative R$47.3 million in the quarter, compared with negative EBITDA of R$160.2 million in 4Q16 and negative EBITDA of R$12.2 million 1Q16.

Adjusted EBITDA in 1Q17 was mainly impacted by the following factors: (i) lower level of revenue due to the sales mix; and (ii) lower gross income in the quarter, as a result of the current market environment.

It is worth noting that Gafisa's adjusted EBITDA does not consider the impact of the result from discontinued operations (Tenda) and the effect of Alphaville's equity income.

Table 11 -  Adjusted EBITDA (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Net Income	(49,397)	(999,308)	-84%	(53,227)	195%
Discontinued Operation Result ¹	107,720	(683,360)	-	-	-
Inventory and landbanks Adjustments²	-	(159,931)	-	-	-
Adjusted Net Income¹ ²	(157,117)	(156,017)	16%	(53,227)	195%
(+) Financial Results	28,560	15,582	83%	1,108	2,478%
(+) Income Taxes	1,346	67,785	-98%	5,990	-78%
(+) Depreciation & Amortization	8,708	10,560	-18%	9,508	-8%
(+) Capitalized interests	37,975	38,792	-2%	32,523	17%
(+) Expense w Stock Option Plan	2,128	1,313	62%	1,891	13%
(+) Minority Shareholders	50	(171)	-129%	876	-94%
(-) AUSA Income Effect	31,024	21,892	42%	(10,880)	-385%
Recurring Adjusted EBITDA³	(47,326)	(264)	-70%	(12,211)	288%
(+) Inventory and Landbanks Adjustments²	-	(159,931)	-	-	-
Adjusted EBITDA[4]	(47,326)	(160,195)	-921%	(12,211)	288%
Net Revenue	136,539	263,817	-48%	170,982	-20%
Recurring Adjusted EBITDA Margin	-34,7%	-0,1%	2,606 bps	-7,1%	-2,752 bps
Adjusted EBITDA Margin	-34,7%	-60,7%	-2,606 bps	-7,1%	-2,752 bps

1) Sale of Tenda shares

2) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank

3) Adjusted by notes 1 and 2, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income

4) Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income

Depreciation and Amortization

Depreciation and amortization reached R$8.7 million in 1Q17, down 17.5% from 4Q16 and 8.4% in the year-on-year comparison, due to the lower volume of operations in the period.

Financial Result

1Q17 net financial result was negative R$28.6 million, compared to negative R$15.6 million in 4Q16, and R$1.1 million in 1Q16. Financial revenues were down 52.7% year-on-year, totaling R$7.9 million, due to the lower balance of funds available in the period. Financial expenses, in turn, reached R$36.4 million, compared to R$17.7 million in 1Q16, as a result of the accounting impact of the incorporation of the balance of interests, as principal, due to the repricing of SFH debts over the last months.

Taxes

Income taxes, social contribution and deferred taxes for 1Q17 amounted to an expense of R$1.3 million, lower than the 4Q16, which had been impacted by R$90.3 million from the reversal of tax credits previously recorded, reflecting the impact of the Tenda’s discontinued operations. Y-o-Y, income tax, social contribution taxes expense was down 80.6%, reflecting the Company’s current operating cycle.

Net Income

The Company ended 1Q17 with a net loss of R$126.1 million, excluding Alphaville's equity income and the impacts of Tenda’s transaction, lower than the net loss of R$134.1 million in 4Q16, and higher than the negative net result of R$64.1 million in 1Q16.

The quarter’s results were impacted by: (i) higher level of dissolutions, due to the economic environment; (ii) lower level of revenues due to the sales mix, which limited the dilution of costs and the expense structure; and (iii) the negative effect on financial income related to the accounting impact of the repricing of SFH debts.

Table 12 – Net Income (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Net Revenue	136,539	263,817	-48%	170,982	-20%
Gross Profit	(17,167)	(144,018)	-88%	3,456	-597%
Gross Margin	-12.6%	-54.6%	4,200 bps	2.0%	-1,460 bps
Inventory and Landbanks Adjustments¹	-	(159,931)	-	-	-
Recurring Adjusted Gross Profit¹	20,808	54,703	-120%	35,979	-42%
Recurring Adjusted Gross Margin²	15.2%	20.7%	-550 bps	21%	-580 bps
Recurring Adjusted EBITDA³	(47,326)	(264)	-17827%	(12,211)	288%
Recurring Adjusted EBITDA Margin	-34.7%	-0.1%	-3,460 bps	-7.1%	-2,760 bps
Income from Discontinued Operation[4]	107,720	(683,360)	-	-	-
Recurring Adjusted Net Income[5]	(157,117)	(156,017)	1%	(53,227)	195%
( - ) Equity income from Alphaville	(31,024)	(21,892)	42%	10,880	-385%
Adjusted Net Income (ex-AUSA)	(126,093)	(134,125)	-6%	(64,107)	97%

1) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank

2) Adjusted by note 1 and by capitalized interests

3) Adjusted by notes 1 and 2, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income

4) Sale of Tenda shares

5) Adjusted by notes 1 and 4.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$177.8 million in 1Q17. The consolidated margin was 36.3% in the quarter, compared to 37.4% posted in 1Q16.

It is worth mentioning the recovery in backlog in recent quarters, impacted in this 1Q17 by the absence of launches and the seasonality of sales in the period, but also reflecting the good sales performance of launches at the end of 2016, signaling a positive operational outlook.

Table 13 – Backlog Results (REF) (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Backlog Revenues	490,329	505,591	-3%	427,365	15%
Backlog Costs (units sold)	(312,503)	(315,061)	-1%	(267,395)	17%
Backlog Results	177,826	190,030	-7%	159,970	11%
Backlog Margin	36,3%	37,7%	-140 bps	37,4%	-110 bps

1) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

2) Backlog results comprise the projects restricted by condition precedent.

In accordance with the Material Fact issued December 14, 2016, informing on the signing of an agreement to sell up to 30% of shares issued by Tenda, and in line with CPC 31 - Non-Current Asset Held for Sale and Income from Discontinued Operation - the financial information presented in this report reflects the recording of Tenda as a discontinued operation. In the case of the Income Statement, the results for the quarter ended March 31, 2016 were also restated for comparability purposes and the result is presented in a single line (Discontinued Operation Result). With respect to the balance sheet, the information related to Tenda is presented in single lines, both under assets and liabilities.

BALANCE SHEET

Cash and Cash Equivalents and Securities

On March 31, 2017, cash and cash equivalents and marketable securities totaled R$236.9 million, down 6.4% from December 31, 2016.

Receivables

At the end of 1Q17, total accounts receivable totaled R$1.4 billion, a decrease of 15.3% compared to R$1.7 billion in 1Q16, taking into consideration only Gafisa receivables.

Currently, the Company has approximately R$444.7 million in accounts receivable from finished units.

Table 14. Total Receivables (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Receivables from developments (off balance sheet)	508,904	525,159	-3%	443,555	15%
Receivables from PoC- ST (on balance sheet)	665,071	722,640	-1%	899,525	-21%
Receivables from PoC- LT (on balance sheet)	241,563	271,322	-11%	328,097	-26%
Total	1,415,538	1,519,121	-4%	1,671,177	-12%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

Operating cash totaled R$95.5 million in 1Q17, reflecting: (i) higher level of revenue related to sales in the quarter; (ii) less financial disbursement in line with the development of landbank, and; (iii) lower volume of construction and greater efficiency in the process, leading to lower cash disbursements. Operating cash flow resulted in strong net cash generation of R$33.2 million in the 1Q17.

Table 15. Cash Generation (R$ 000)

	4Q16	1Q17
Availabilities[2]	253,180	236,934
Change in Availabilities[2] (1)	(102,210)	(16,246)
Total Debt + Investor Obligations	1,638,804	1,589,312
Change in Total Debt + Investor Obligations (2)	(214,951)	(49,492)
Other Investments	237,109	237,109
Change in Other Investments (3)	17,654	-
Cash Generation in the period (1) - (2) + (3)	130,396	33,246
Cash Generation Final	70,044	33,246

1) The 4Q16 data refer only to the final balance of the period in order to assist in the reconciliation of the balance changes in 2016

2) Cash and cash equivalents, and marketable securities

Liquidity

At the end of March 2017, the Company’s Net Debt/ Shareholders’ Equity ratio reached 86.6% compared to 71.8% in the previous quarter, reflecting the allocation of Tenda as Asset Held for Sale, and the additional impact on Shareholders' Equity in this quarter related to the conclusion of the separation process (Gafisa and Tenda). Excluding project finance, the Net Debt/ Shareholders’ Equity ratio was 4.5%.

At the end of the 1Q17, the Company’s gross debt reached R$1.6 billion, stable q-o-q and down 28.0% y-o-y. In the quarter, the Company amortized R$151.0 million in debt, of which R$132.2 million was project finance and R$18.8 million corporate debt. In the same period, R$92.5 million was disbursed, allowing for a net amortization of R$58.5 million.

Table 16. Debt and Investor Obligations (R$ 000)

	1Q17*	4Q16*	Q/Q(%)	1Q16	Y/Y (%)
Debentures - FGTS (A)	311,202	302,363	3%	672,793	-54%
Debentures – Working Capital (B)	140,485	148,905	-6%	186,295	-25%
Project Financing SFH – (C)	970,370	1,022,038	-5%	1,187,049	-18%
Working Capital (D)	165,256	164,261	1%	154,495	37%
Total (A)+(B)+(C)+(D) = (E)	1,587,313	1,637,567	-3%	2,200,632	-28%
Investor Obligations (F)	1,999	1,237	62%	6,482	-69%
Total Debt (E)+(F) = (G)	1,589,312	1,638,804	-3%	2,207,114	-28%
Cash and Availabilities (H)	236,934	253,180	-6%	792,076	-70%
Net Debt (G)-(H) = (I)	1,352,378	1,385,624	-2%	1,415,038	-4%
Equity + Minority Shareholders (J)	1,562,141	1,930,453	-19%	3,046,284	-49%
(Net Debt) / (Equity) (I)/(J) = (K)	86.6%	71.8%	1.479 bps	46.5%	4.012 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	4.0%	3.2%	80 bps	-14.6%	1.860 bps

*Considers only Gafisa

1) Cash and cash equivalents and marketable securities

The Company ended 1Q17 with R$987.5 million in total debt maturing in the short term. It should be noted, however, that 80.6% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 12.90% p.y., or 115.93% of the CDI.

Table 19. Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until dec/17	Until Dec/18	Until Dec/19	Until Dec/20	After Dec/20
Debentures - FGTS (A)	TR + 10,38%	311,202	311,202	-	-	-	-
Debentures – Working Capital (B)	CDI + 1,90% / IPCA + 8,22%	140,485	24,115	94,752	21,618	-	-
Project Financing SFH (C)	TR + 8,33% - 14% / 120,0% - 129,0% CDI	970,370	560,735	283,257	103,111	21,492	1,775
Working Capital (D)	CDI + 3,00% / CDI + 0,59% / 125,0% CDI	165,256	89,417	50,056	25,783	-	-
Total (A)+(B)+(C)+(D) = (E)		1,587,313	985,469	428,065	150,512	21,492	1,775
Investor Obligations (F)	CDI + 0,59%	1,999	1,999	-	-	-	-
Total Debt (E)+(F) = (G)		1,589,312	987,468	428,065	150,512	21,492	1,775
% of Total Maturity per period Project debt maturing as % of total debt ((A)+ (C))/(G) Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)		-	62.1%	26.9%	9.5%	1.4%	0.1%
		-	88.3%	28.7%	10.4%	2.2%	0.2%
		-	11.7%	33.8%	31.5%	46.7%	0.0%
Ratio Corporate Debt / Mortgage		19.4% / 80.6%

IMPACTS OF TENDA OPERATION

Summary

The Company started working on the separation of the Gafisa and Tenda business units in 2014. In 4Q16, Gafisa initiated Tenda’s secondary tender offer, which did not materialize due to the turbulent market environment, and instead culminated in the sale of up to 30% of Tenda’s shares to the private equity firm Jaguar Growth Asset Management, LLC, at the price of R$8.13 per share. As part of this agreement, Gafisa’s shareholders, through the exercise of their preemptive rights to acquire Tenda’s shares at the same price per share determined in the transaction (R$8.13), had the opportunity in March to acquire up to 50% of Tenda’s shares held thereby, including an additional 20% related to Jaguar's offer.

As part of the agreement with Jaguar, Gafisa, as Tenda’s shareholder, approved on December 14, 2016 a capital reduction of R$100.0 million, without cancelling the shares and refunding the total amount to Gafisa, payable until December 31, 2018 and the remaining balance until December 31, 2019, with possibility of anticipation due to the cash flow performance. Thus, the potential cash receipt for Gafisa from the transaction is R$319.6 million.

In view of the aforementioned, and pursuant to prevailing laws and accounting practices, the execution of such agreement gave rise to several accounting impacts on 4Q16 and 1Q17 financial results, as pointed out below:

Tables 18 and 19. Balance Sheet 4Q16 and 1Q17 (R$ 000)

Result after operation effects	4Q16	1Q17
Discontinued Operation Impairment	(610,105)	215,440
Tenda Result	17,065	18,940
Reversal of Deferred Tax Asset	(90,320)	-
Result Discontinued Operation	(683,360)	107,720
Result ex-Discontinued Operation	(315,948)	(157,067)

Balance Sheet after operation effects	4Q16	1Q17
Gross Debt	1,638,804	1,589,312
Cash	253,180	236,934
Net Debt	1,385,624	1,352,378
Shareholders’Equity + Minority	1,930,453	1,562,141
Net Debt / SE	71,8%	86,6%

.

Result after operation effects

Gafisa’s financial result in the last quarter was already impacted by accounting effects generated by the execution of the stock purchase agreement with Jaguar Growth Asset Management, LLC. The total effect amounted to R$680.2 million, and was comprised by the following factors: (i) impairment of R$610.1 million determined by the price per share of Tenda (R$8.13) as referenced in the purchase and sale agreement; and (ii) reversal of R$90.3 million as tax credits, as well as additional elimination effects between accounts in consolidation (R$3.1 million).

In 1Q17, there was an additional impact due to the revaluation of Tenda's fair value, with a positive impact of R$107.7 million (Result of Discontinued Operations). Last March, at the beginning of the trading of the preemptive rights (GFSA11) related to the offering of 50% of Tenda shares, it was necessary to update the reference price initially assigned (R$8.13),  taking into account the average value (R$3,99) of the  preemptive rights during the trading period in the market. As a result, the impairment related to the attributable value of Tenda shares to shareholders' equity had to be positively revalued by R$ 215.4 million (R$12.12 x 54 million shares).

It is worth mentioning that the adjustment that impacted Gafisa's financial result in 1Q17 ends up being related to only 50% of Tenda's shares derived from the capital reduction, or R$107.7 million, since the remaining 50% (preemptive rights) had a null effect due to the counterparty established in the sale of the shares (preemptive rights) and consequent cash inflow to the Company, which totaled R$ 219.5 million.

Balance sheet after operation effects

The operation of sale of Tenda’s shares, and its classification as “Asset Held for Sale”, impacted Gafisa’s balance sheet in the last two quarters (4Q16 and 1Q17), as follows: (i) reduced cash and cash equivalents to R$236.9 million and gross indebtedness to R$1.6 billion only accounting for Gafisa; and (ii) reduction in shareholders' equity, in the amount of R$219.5 million related to the capital reduction of Gafisa (50% of Tenda), with a distribution effect for shareholders; and an additional R$107.7 million due to the revaluation of the remaining 50% and related to the preemptive rights, thus reducing Gafisa's shareholders' equity to R$1.9 billion in 4Q16 and R$1.5 billion in 1Q17. The effect on the Company's shareholders' equity impacted the leverage level (Net Debt/Shareholders’ Equity), which ended the year (4Q16) at 71.8% and the 1Q17 at 86.6%. We point out this leverage level is temporary, since upon conclusion of the transaction on May 4, Gafisa will have a cash inflow of up to R$319.5 million, being R$219.5 million in the 2Q17, thus reducing its leverage level and underscoring the Company’s conservative cash management.

São Paulo, May 9th, 2017.

Alphaville Urbanismo SA releases its results for the 1st quarter of 2017.

Financial results

In the 1st quarter of 2017, net revenues were R$ 62 million, 74% lower than the same period of 2016, and the net loss was R$ 103 million.

	1Q17	1Q16	1Q2017 vs. 1Q2016
Net Revenue	62	234	-74%
Net Profit/Loss	- 103	34	n/a
Margin	n/a	15%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

Consolidated Financial Statements

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Net Revenue	136,539	263,817	-48%	170,982	-20%
Operating Costs	(153,706)	(407,835)	-62%	(167,526)	-8%
Gross Profit	(17,167)	(144,018)	-88%	3,456	-597%
Gross Margin	-12.6%	-54.6%	4200 bps	2.0%	-1460 bps
Operating Expenses	(109,994)	(153,812)	-28%	(54,639)	101%
Selling Expenses	(19,056)	(33,254)	-43%	(16,746)	14%
General and Administrative Expenses	(27,369)	(32,516)	-16%	(27,002)	1%
Other Operating Revenue/Expenses	(19,702)	(30,938)	-36%	(14,578)	35%
Depreciation and Amortization	(8,708)	(10,560)	-18%	(9,508)	-8%
Equity Income	(35,159)	(46,544)	-24%	13,195	-366%
Operational Result	(127,161)	(297,830)	-57%	(51,183)	148%
Financial Income	7,870	9,945	-21%	16,622	-53%
Financial Expenses	(36,430)	(25,527)	43%	(17,730)	105%
Net Income Before taxes on Income	(155,721)	(313,412)	-50%	(52,291)	198%
Deferred Taxes	-	(90,321)	-100%	964	-100%
Income Tax and Social Contribution	(1,346)	(3,114)	-57%	(6,954)	-81%
Net Income After Taxes on Income	(157,067)	(406,847)	-61%	(58,281)	169%
Continued Op. Net Income	(157,067)	(406,847)	-61%	(58,281)	169%
Discontinued Op. Net Income	107,720	(592,631)	-	5,930	-
Minority Shareholders	50	(170)	-129%	876	-94%
Net Income	(49,397)	(999,308)	-95%	(53,227)	-7%

Consolidated Balance Sheet

	1Q17	4Q16	Q/Q(%)	1Q16	Y/Y(%)
Current Assets
Cash and cash equivalents	23,814	29,534	-19%	143,717	-83%
Securities	213,120	223,646	-5%	648,359	-67%
Receivables from clients	665,071	722,640	-8%	1,328,042	-50%
Properties for sale	1,058,742	1,122,724	-6%	1,958,087	-46%
Other accounts receivable	76,656	106,791	-28%	205,249	-63%
Prepaid expenses and other	6,839	2,548	168%	6,474	6%
Land for sale	3,270	3,306	-1%	100,529	-97%
Non-current assets for sale	1,412,682	1,189,011	19%	-	-
	3,460,194	3,400,200	2%	4,390,457	-21%
Long-term Assets
Receivables from clients	241,563	271,322	-11%	374,614	-36%
Properties for sale	599,046	592,975	1%	706,965	-15%
Other	93,983	93,476	1%	207,555	-55%
	934,592	957,773	-2%	1,289,134	-28%
Intangible. Property and Equipment	47,113	52,205	-10%	120,650	-61%
Investments	764,852	799,911	-4%	979,712	-22%
Total Assets	5,206,751	5,210,089	-	6,779,953	-23%

Current Liabilities
Loans and financing	650,152	669,795	-3%	629,508	3%
Debentures	335,317	314,139	7%	399,744	-16%
Obligations for Purchase of Land and advances from customers	194,283	205,388	-5%	387,339	-50%
Material and service suppliers	68,788	79,120	-13%	80,245	-14%
Taxes and contributions	47,132	51,842	-9%	97,074	-51%
Other	399,735	303,454	32%	481,718	-17%
Dividends in natura	327,230	-	-	-	-
Assets liabilities of discontinued operations	653,204	651,812	-	-	-
	2,675,841	2,275,550	18%	2,075,628	29%
Long-term liabilities
Loans and financings	485,474	516,505	-6%	712,036	-32%
Debentures	116,370	137,129	-15%	459,344	-75%
Obligations for Purchase of Land and advances from customers	93,892	90,309	4%	196,441	-52%
Deferred taxes	100,405	100,405	0%	20,175	398%
Provision for Contingencies	84,720	83,904	1%	145,214	-42%
Other	87,908	75,834	16%	124,831	-30%
	968,769	1,004,086	-4%	1,658,041	-32%
Shareholders’ Equity
Shareholders’ Equity	1,553,057	1,928,325	-19%	3,043,671	-49%
Minority Shareholders	9,084	2,128	327%	2,613	248%
	1,562,411	1,930,453	-19%	3,046,284	-49%
Total Liabilities and Shareholders’ Equity	5,206,751	5,210,089	-	6,779,953	-23%

Cash Flow

	1Q17	1Q16
Income Before Taxes on Income and Social Contribution	(48,001)	(40,670)
Expenses/income not affecting working capital	87,419	38,775
Depreciation and amortization	8,708	9,508
Impairment	(7,044)	-
Expense with stock option plan and shares	2,128	1,891
Unrealized interest and financial charges	25,761	25,047
Equity income	35,159	(13,195)
Disposal of fixed asset	-	1,182
Provision for guarantee	(1,601)	(4,102)
Provision for lawsuits	16,736	15,804
Profit Sharing provision	4,237	6,250
Allowance for doubtful accounts and dissolutions	4,141	6,572
Income from financial instruments	(806)	(10,182)
Provision for impairment loss of discontinued operation	(215,440)	-
Update of obligation on stock sale	107,720	-
Clients	75,552	83,617
Properties held for sale	64,955	(44,651)
Other accounts receivable	6,386	(5,606)
Prepaid expenses	(4,291)	432
Obligations on land purchase and advances from clients	(7,522)	(24,626)
Taxes and contributions	(4,710)	(2,385)
Providers	(9,874)	6,772
Salaries and payroll charges	297	1,918
Other liabilities	(9,029)	(19,411)
Related party transactions	(5,573)	8,208
Taxes paid	(1,346)	(5,991)
Cash provided by/used in operating activities /discontinued operation	33,455	45,570
Net cash from operating activities	69,998	41,952
Investment activities	-	-
Purchase of fixed and intangible asset	(3,616)	(6,435)
Capital contribution in subsidiaries	(77)	(1,451)
Redemption of financial investment	216,017	303,142
Funding financial investments	(205,491)	(302,099)
Cash provided by/used in investment activities / discontinued operation	(51,044)	(21,763)
Dividends received	-	(1,000)
Net cash from investment activities	(44,211)	(29,606)
Financing activities	-	-
Related party contributions	762	1,587
Addition of loans and financing	75,595	120,462
Amortization of loans and financing	(151,611)	(140,323)
Assignment of credit receivables, net	21,513	27,974
Loan operations with related parties	4,335	(6,460)
Sale of treasury shares	310	-
Cash provided by/used in financing activities/ discontinued operation	34,690	45,491
Net cash from financing activities	(14,406)	48,731
Net cash variation/discontinued operation	(17,701)	-
Increase (decrease) in cash and cash equivalents	11,381	61,077
Opening balance of cash and cash equivalents	29,534	82,640
Closing balance of cash and cash equivalents	23,814	143,717
Increase (decrease) in cash and cash equivalents	11,381	61,077

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance
This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer